Armed Forces Brewing Company, Inc.

1420 Catlyn Place

Annapolis, MD 21401

July 5, 2022

Alex King

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington DC 20549

Re:Armed Forces Brewing Company, Inc.

Offering Statement on Form 1A-POS

Post-Qualification Amendment No. 1

Filed July 5, 2022

File No. 024-11502

Dear Mr. King:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the "Act"), Armed Forces Brewing Company, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above-referenced Offering Statement on Form 1A-POS, so that it may be qualified by 10:00 a.m., Eastern Time on Friday, July 8, 2022, or as soon thereafter as is practicable.

Based upon a telephone call this morning between our counsel and yourself at the Commission, we understand that the Commission does not intend to review the Post-Qualification Amendment. FINRA has previously notified the Commission that it has no objection to the compensation arrangements which have not changed in any manner since the original Form 1-A was qualified.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel Kendall Almerico at (813) 309-6258. Thank you in advance for your assistance.

Respectfully Submitted,

/Alan Beal/

Alan Beal

Chief Executive Officer

Armed Forces Brewing Company, Inc.